Exhibit 99.(a)(5)(ii)

California Independent Bancorp Updates Certain Information Regarding Its Dutch Auction Tender Offer.

YUBA CITY, Calif., Nov. 29 /PRNewswire/ — California Independent Bancorp (NASDAQ: CIBN - News), updates certain information regarding its modified Dutch Auction tender offer.  As previously announced on November 27, 2002, the Company commenced a “Dutch Auction” tender offer to purchase up to 200,000 shares of its outstanding common stock.  Under the tender offer, CIBN shareholders will have the opportunity to tender some or all of their shares at a price not less than $22.00 or more than $25.00 per share.  Tendering shareholders whose shares are purchased in the tender offer will be paid the determined purchase price per share net in cash, without interest, after the expiration of the offer period.

The tender offer price range of not less than $22.00 nor more than $25.00 per share represents approximately a 9.6% to 24.6% premium over the $20.07 per share which was the closing price for a share of common stock as of November 19, 2002, the last trading day prior to our announcement of the tender offer.

From time to time, we have received from third parties indications of interest in acquiring us, some involving prices in excess of the maximum price being offered for shares pursuant to the tender offer. The Board considered these indications of interest, but decided, in each instance, that we had a better opportunity to enhance our shareholder value by operating as an independent bank holding company. As a result, no substantive negotiations have resulted from these indications of interest.

Recently, in an article in the Appeal Democrat, Yuba City, California dated Thursday, November 28, 2002, Ronald Bachli, chairman of the board of Placer Capital Co. II, indicated that he made an “offer” on October 24, 2002, for shares of CIBN at $30 per share, which he said he subsequently reaffirmed.  As a matter of clarification, the Board considered Mr. Bachli’s communication to be less than an “offer” because it lacked the specificity legally required to be a true offer.  Instead, Mr. Bachli’s communication is more accurately characterized as an indication of interest in making an offer at a future date. This indication of interest was thoroughly considered by the Board after discussion with its investment banker and was rejected as inadequate in light of the Board’s determination that it believes that, based upon our long term corporate plans and objectives, shareholder value will be enhanced by remaining independent at this time.

During 2002, the Company has made great efforts to improve its profitability and return on equity to shareholders including:

•	Reducing a series of large, problem loans made in the late 1990’s;
•	Increasing officer and staff productivity;
•	Opening two new branches which has contributed to growth in customers, loans, and deposits;
•	Issuing $10 million in trust preferred securities, the proceeds of which will be used for the tender offer and could be used for possible bank or branch acquisitions;
•	Recording $2.539 million in net income or $1.12 per share from continuing operations for the nine months ended September 30, 2002;
•	Hiring an experienced Sacramento Valley banker as a new president; and
•	Declaring a stock dividend and declaring consistent quarterly cash dividends to shareholders.

We believe that our proposed tender offer within the purchase price range is another step in further enhancing our shareholder value since the reduction in the number of shares outstanding should result in an increase in the Company’s earnings per share and return on equity.

As a result of current and future actions, other third parties may present indications of interest as well.  Such interests would be analyzed with the help of investment bankers and counsel.  The Board will continue to review each indication of interest consistent with its fiduciary obligations, including comparing any offer to the value that can be created for Company’s shareholders continuing to operate as an independent bank holding company.  However, no assurance can be given that we will receive further indications of interest, and if received, that a transaction will be consummated.

Shareholders considering selling their shares in the tender offer risk any potential premium or appreciation on their share value.  However, the tender offer will provide a liquidity event for those shareholders who wish to sell their shares without associated commissions and other related transaction costs.

Shareholders who have questions or need assistance may call the Information Agent for the tender offer, Georgeson Shareholder Communications, at the following address and telephone numbers: 17 State Street, 10th Floor, New York, New York 10004. Banks and Brokers may call collect at 212-440-9800. All other callers may call toll free at 866-295-4325. If you own your shares through a broker, he or she should be able to assist you as well.

Neither the Company, nor both its Board of Directors and Information Agent, is making any recommendation to shareholders as to whether to tender or refrain from tendering their shares in the tender offer. Shareholders must decide how many shares they will tender, if any, and the price within the stated range at which they will offer their shares for purchase by the Company.

Shareholders and investors should read carefully the offer to purchase and related materials because they contain important information. Shareholders and investors may obtain a free copy of the offer to purchase and other documents filed by the Company with the Securities and Exchange Commission by contacting the Company’s Information Agent, Georgeson Shareholder Communications or through the Securities and Exchange Commission’s web site at www.sec.gov. Shareholders are urged to carefully read these materials prior to making any decision with respect to the tender offer.

California Independent Bancorp, through its subsidiary Feather River State Bank (www.frsb.com), engages in a broad range of financial service activities. Its primary market is in the Sacramento Valley, with nine branches in Yuba City, Arbuckle, Colusa, Marysville, Wheatland, Woodland, Lincoln, and Roseville, California serving Sutter, Yuba, Colusa, Yolo, and Placer counties.

Certain statements contained in this release are forward-looking statements that are subject to risk and uncertainty. Statements that are not historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Such statements include that the Company’s belief that the repurchase of the shares will result in an increase in earnings per share and return on equity, that the Company will able to continue to increase officer and staff productivity, that the Company will be able to continue its growth in customers, loans, and deposits, that it will be able to continue to declare stock and cash dividends, and that it will be able to acquire assets that will enhance the Company’s value. The Company is subject to a number of factors as set forth in the Company’s Form 10-K for the year ended December 31, 2001, and Form 10-Q for the quarter ended September 30, 2002, as filed with the Securities and Exchange Commission.  Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update such statements in light of new information or future events.

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